Contact

www.linkedin.com/in/jhintile (LinkedIn)
www.riseandthrivecollective.com/ (Company)
ravel.health/ (Company)

Top Skills

Executive Coaching
People Strategies
Leadership Development

Certifications

Certified Emergenetics Associate
The Coaches Training Institute (CTI)
Topgrading

Jaime Heather I.

Ravel Health Co-Founder
Denver, Colorado, United States

Experience

Ravel Health
Co-Founder
July 2021 - Present (1 year 10 months)

Changing the way people with Lyme, mold & other complex chronic illness are treated. We are a virtual, integrative clinic offering accessible & affordable care from the comfort of your home. Join the waitlist at https://ravel.health/

Rise & Thrive Collective
Founder
March 2019 - Present (4 years 2 months)
Greater Denver Area

Curating transformational experiences for physical, emotional & spiritual wellness. We customize, virtual events and 1-day offsite retreats or multi-day destinations to support the overall health & wellness of your most valuable asset...your people!

We have collective expertise in...
-Integrative nutrition, fitness & wellness
-Yoga + Meditation
-Leadership development, team building & people strategy
-The power of the mind + body connection
-Body awareness, movement & self-care
-Transformational coaching
-Non-Toxic lifestyle education from home to office
-Strategies for creating breakthroughs in your life around purpose & passion
...and so much more.

Emergenetics International
Certified Associate
November 2015 - August 2021 (5 years 10 months)

Building inclusive, positive and productive working cultures where people feel empowered to create and implement ideas. Customized workshops for understanding people, cognitive diversity and advancing collaboration.

Break Trail Advisors, LLC
Founder
November 2014 - August 2021 (6 years 10 months)
Greater Denver Area

Revitalizing the way companies view their most valuable asset. We are a People Strategy firm that focuses on companies committed to developing a culture where every one of their people experiences personal growth through daily work, operations and conversations.

Our People Strategy includes:
-Organizational Re/Design
-Talent Optimization
-Individual & Team Coaching
-Leadership Development & Training
-Employee Assessments
-Talent Acquisition and On-Boarding

Independent Consultant
Executive Business Coach & Client Services Executive
June 2013 - October 2014 (1 year 5 months)

Lakeland Hills YMCA

Executive Coach

Virtuoso Healthcare Communications

Vice President, Client Services

BusinessOnline

Client Services Executive

The Coaches Training Institute (CTI)
Professional Co-Active Coach
January 2013 - July 2013 (7 months)
Greater Denver Area

Graduate of Co-Active Coaching Fundamentals, Fulfillment, Balance, Process and Synergy.

Red Door Interactive
7 years 4 months

Vice President, Client Services; Managing Director, Denver; Executive Leadership Team

May 2011 - November 2012 (1 year 7 months)
Denver, CO

Led digital account and project management activities across multiple locations; directed and collaborated with other functional leaders to provide clients with strategic direction and digital brand marketing recommendations across technology, QSR, fashion and outdoor industries. Managed a team of 18.

(Clients: Cricket Wireless, TaylorMade-Adidas Golf, Molson-Coors Brewing Company, Shea Homes, California Avocado Commission, Rubio's Fresh Mexican Grill, Charlotte Russe, Souplantation/SweetTomatoes Restaurants, PETCO.com, Sutter Home, Qualcomm, Overstock.com, Vistage, La Quinta Inns & Suites)

Director, Client Services; Executive Leadership Team
October 2008 - May 2011 (2 years 8 months)
Greater San Diego Area

Led the department and our clients to integrate cross channel marketing in acquisition, conversion and retention strategies.

Account Supervisor
August 2005 - October 2008 (3 years 3 months)
Greater San Diego Area

Managed digital strategy and development for several eCommerce redesigns; discovery, requirements, UX planning, usability testing, creative, technical implementation, QA, analytics.

Vistage
Key Executive Member
2009 - 2012 (3 years)
San Diego and Denver

Peer Advisory Group

Pacific Communications
Senior Account Executive
September 2003 - July 2004 (11 months)
Costa Mesa, CA

Led the Protect Vision Campaign for Lumigan in collaboration with Prevent Blindness America, including market research testing, journal ads and website design. Official launch at 2004 Association for Research in Vision and Ophthalmology.

(Client: Allergan)

Current Medical Directions
Account Supervisor
September 2000 - February 2003 (2 years 6 months)
New York, NY

Developed and launched direct to physician promotional marketing programs
for Viagra, Lipitor, and Aricept. Founded and served as Executive Director of
CADRE, a non-profit organization committed to reducing the complications
of type 1 & 2 diabetes. Created 501c3 status, recruited and hired the Board,
developed mission statement, objectives and strategies, grant letters and
budgets over $4 million, and solicited additional funding. Led all program
initiatives including: Satellite Symposia, Exhibit Booths, and Website launch.

(Clients: Aventis, Pfizer)

Wunderman
Account Supervisor
May 2000 - September 2000 (5 months)
New York, NY

Managed integrated CRM/direct response programs for Detrol; factoring
implications across creative, teleservices, database, fulfillment and media
practice groups.

(Client: Pharmacia & Upjohn)

SCP Communications
Senior Project Manager
January 1999 - May 2000 (1 year 5 months)
New York, NY

Implemented national medical educational programs for key pharmaceutical
accounts. Managed project teams including meeting planners, medical writers,
editorial/design/production staff, and administration/fulfillment group.

(Clients: GlaxoSmithKline, Bristol-Myers Squibb, Ortho-McNeil)

Partners & Shevack/Wolf
Account Executive
June 1998 - January 1999 (8 months)
New York, NY

Compiled and analyzed competitive advertising and media spending. Managed budgets, traffic instructions, weekly status reports, contact reports, network clearance. Managed focus groups to determine positioning and new product development.

(Clients: Alberto-Culver, Haagen-Daz)

Cendant Marketing Group
Marketing Manager
May 1996 - May 1998 (2 years 1 month)
Parsippany, NJ

Managed marketing strategy and execution with advertising and promotional agencies. Coordinated annual conferences and other events for franchisees. Developed brand communications plans, press releases and quarterly newsletters for new franchisees.

(Clients: Coldwell Banker, Ramada Inn, Travelodge, Wingate Hotels)

Middleberg Communications
Account Coordinator
December 1995 - April 1996 (5 months)

(Client: Volkswagen Jetta Trek)

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Education

The Ohio State University
BA, School of Journalism · (1991 - 1995)